March 21, 2011

Jeff Jaramillo
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NW
Washington D.C.  20549

RE:          Oncologix Tech Inc.
P.O. Box 8832
Grand Rapids, MI  49518-8832

Dear Mr. Jaramillo:

We respond as follows to your letter of March 16, 2011.

Amendment to Form 10-Q for the quarterly period ended November 30, 2010, filed March 9, 2011.

ITEM 4.  Controls and Procedures, page 25

We have inserted the following paragraph in ITEM 4T for the quarter ended November 30, 2010.  We will also update ITEM 4T in the quarterly filings ended November 30, 2009, February 28, 2010 and May 31, 2010.  Going forward we will only report annually on changes in internal control over financial reporting as required by Regulation S-K Item 308(a).

Based on the above described material weaknesses, our management, including our CEO and CFO has concluded that internal control over financial reporting was not effective as of November 30, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

In connection with your letter of March 16, 2011, we hereby make the following statements:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ONCOLOTGIX TECH, INC.

/s/ Anthony Silverman
Anthony Silverman, President